Exhibit 99.6
Investment in other corporation(Taihan ST)
1. Details of company concerned
— Name of company (nationality) : Taihan ST
— Total capital : KRW 20,000,000,000
— Total number of outstanding shares : 4,000,000
— Main business : Stainless Cold Roll industry
2. Details of investment
— Number of shares to be acquired : 796,000
— The amount of investment : KRW 14,000,000,000 (0.07% of total equity)
— Number of shares after investment: 796,000 (19.9% of total outstanding shares)
— The purpose of investment: to expand business scope to stainless cold roll processing business
— Scheduled date of acquiring(can be changed): 30. Apr. 2007
3. others
— This announcement is related with the requested disclosure from KSE on 13.Oct.2006